September 27, 2024

Jeb Spencer
Chief Executive Officer
Southport Acquisition Corp
8 Bolling Place
Greenwich, CT 06830

       Re: Southport Acquisition Corp
           Preliminary Proxy Statement on Schedule 14A
           Filed September 19, 2024
           File No. 001-41150
Dear Jeb Spencer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Matthew Guest